REPORT OF VOTING RESULTS

Newmarket Gold Inc.
(the “Corporation”)
Annual General Meeting of Shareholders
held on
May 25, 2016, in Toronto, Ontario (the “Meeting”)
Report of voting results
made pursuant to Section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations

The following matters were voted on at the Meeting:

Election of Directors

Nominee	Outcome of	Votes For	% For	Votes	% Withheld
	Votes			Withheld
Raymond Threlkeld	Carried	111,339,138	99.87	143,465	0.13
Douglas B. Forster	Carried	111,115,653	99.67	366,950	0.33
Blayne Johnson	Carried	111,115,677	99.67	366,926	0.33
Lukas Lundin	Carried	111,137,566	99.69	345,037	0.31
Randall Oliphant	Carried	111,298,137	99.83	184,466	0.17
Edward Farrauto	Carried	110,465,138	99.09	1,017,465	0.91
Michael Vint	Carried	111,333,983	99.87	148,620	0.13

Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and the authorization for the directors to fix their remuneration was carried by a show of hands at the Meeting.

Dated: May 26, 2016

NEWMARKET GOLD INC.

Per:	(signed) Douglas B. Forster
President & Chief Executive Officer